EXHIBIT 4(c).1

UNOFFICIAL ENGLISH TRANSLATION

DASSAULT SYSTEMES
Société anonyme with capital of 113,195,640 euros
Registered Office: 9, Quai Marcel Dassault — 92150 Suresnes
322 306 440 Nanterre Commercial Register

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MEETING OF BOARD OF DIRECTORS DATED SEPTEMBER 23, 2003

Minutes

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At 3:00 p.m. on September twenty-third, two thousand three,

The directors of DASSAULT SYSTEMES assembled in a Board of Directors meeting at the registered office at 9, Quai Marcel Dassault — 92150 Suresnes in response to a notice from the Chairman.

THE FOLLOWING WERE PRESENT AND SIGNED THE ATTENDANCE REGISTER:

–	Mr. Charles Edelstenne	Chairman
–	Mr. Paul Brown	Director
–	Mr. Bernard Charlès	Director
–	Mr. Laurent Dassault	Director
–	Mr. Bernard Dufau	Director
–	Mr. Christian Decaix	Director
–	Mr. André Kudelski	Director
–	Mr. Loïk Segalen	Director
–	Mr. Thibault de Tersant	Director

ALSO PRESENT AT THE MEETING:

–	Mr. Philippe Mouraret, representing DELOITTE TOUCHE TOHMATSU, Independent Auditors, and Mr. Jean-Marc Montserrat, representing ERNST & YOUNG AUDIT, Independent Auditors,

–	Ms. Ségolène Moignet, the Company’s corporate counsel,

–	Ms. Danièle Barre and Mr. Claude Durand, representatives of the Works Council.

Because more than half of the Directors were actually present, the Board was able to deliberate validly.

Mr. Charlès Edelstenne, in his capacity as Chairman of the Board of Directors, chaired the meeting.

The Board designated Ms. Ségolène Moignet as Secretary.

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6.	AUTHORIZATION OF REGULATED AGREEMENTS

6.1	Departure Indemnity of the Chief Executive Officer

The Chairman also proposed that the directors decide that—in addition to the annual compensation of Bernard Charlès pursuant to his appointment (mandat social) as Chief Executive Officer of the Company, as such compensation has just been set by the Board—Bernard Charlès be paid a departure indemnity in the event of the revocation of his appointment by the Board, except in the event of revocation for intentional misconduct aimed at harming the interests of the Company.

The Chairman told the Board that, considering its indemnifying nature, such an agreement falls under Article L. 225-38 of the Commercial Code.

After deliberation, and it being observed that, in conformity with applicable law, Bernard Charlès had not taken part in the voting, the Board of Directors unanimously decided to set the amount of the indemnity that the Company would pay to Bernard Charlès, in the event of the revocation of his appointment, at 24 months of the last annual gross compensation that he will have received pursuant to his appointment as Chief Executive Officer. Such indemnity compensation shall not be owed in the event of revocation motivated by intentional misconduct by Bernard Charlès aimed at harming the interests of the Company.

The Chairman will give notice of this decision to the Independent Auditors of the Company within one month from today.

6.2	Amendment to the Employment Contract of Bernard Charlès

The Chairman proposed that the employment contract of Bernard Charlès with the Company be the subject of an amendment for the purpose, firstly, of confirming Mr. Charlès’ technical responsibilities as Chief of Innovation that he has held at Dassault Systèmes for a number of years and, secondly, to set the amount of his gross annual salary at 455,753 euros (including benefits in kind), that amount subject to revision pursuant to the Company’s annual salary policy. As indicated above, the total amount paid by the Company to Bernard Charlès for his employment contract and his appointment (mandat social) would then be roughly comparable to the amount that he had been receiving up until 2002.

The Chairman suggested that such amendment to the employment contract also contain a clause pursuant to which Bernard Charlès would receive lump-sum indemnity compensation equivalent to 24 months of the last annual gross compensation that he will have received under his employment contract, in the event of termination for a reason other than gross or willful misconduct (faut grave ou lourde).

The Chairman told the Board that the execution of such an agreement fell under the application of Article L. 225-38 of the Commercial Code and as such must first be authorized by the Board of Directors.

After deliberation, and it being observed that, in conformity with applicable law, Bernard Charlès had not taken part in the voting, the Board of Directors unanimously authorized the amendment to the employment contract of Bernard Charlès, the draft of which was given to him.

The Chairman will give notice of the authorization granted and the execution of the amendment to the Independent Auditors of the Company within one month after execution of the amendment.

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